

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2022

David Southwell
President and Chief Executive Officer
TScan Therapeutics, Inc.
830 Winter Street
Waltham, Massachusetts 02451

> **Re: TScan Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 9, 2022**
> **File No. 333-268260**

Dear David Southwell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William D. Collins, Esq.